aub

17004685

UNITEDSTATES
NDEXCHANGECOMMISSION
ington, D.C. 20549

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SEC Mail Processing Section FEB 27 2017 Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2016 (MM/DD/YY) AND ENDING DECEMBER 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESIDE FUND SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THREE CANAL PLAZA, 3RD FLOOR
(No. and Street)

PORTLAND	ME	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WESTON SOMMERS (207) 553-7129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11 FLOOR	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WESTON SOMMERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORESIDE FUND SERVICES, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL AND OPERATIONS PRINCIPAL

Title

Notary Public

My Commission Expires 10/30/2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Foreside Fund Services, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

We have audited the accompanying statement of financial condition of Foreside Fund Services, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC) as of December 31, 2016, and the related statements of income and member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foreside Fund Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Foreside Fund Services, LLC's financial statements. The supplemental information is the responsibility of the Company's management.

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

New York, NY
February 22, 2017

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Assets		
Cash	$ 3,188,541	
12b-1 fees receivable	1,396,289	
Prepaid expenses	249,160	
Other receivables	1,487,096	
Due from related parties	7,845	
Other assets	9,314	
Total Assets		$ 6,338,245
Liabilities and Member's Equity		
Liabilities		
Accrued 12b-1 fees	$ 3,584,662	
Accrued expenses	86,654	
Due to related parties	139,991	
Total Liabilities		$ 3,811,307
Commitments and Contingencies		
Member's Equity		2,526,938
Total Liabilities and Member's Equity		$ 6,338,245

The accompanying notes are an integral part of these financial statements.

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF INCOME AND MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues		
12b-1 fees	$ 48,992,118	
Commissions	22,718,585	
Administration fees	4,774,799	
Distribution and underwriting fees	5,381,752	
Fees rebilled	2,540,766	
Other income	1,086	
Total Revenues		$ 84,409,106
Expenses		
12b-1 expense	$ 48,992,118	
Commission expense	22,693,761	
Administrative service fee to related party	6,871,990	
Licenses and fees	2,537,851	
Compensation and benefits	603,226	
Regulatory and compliance	158,003	
Professional fees	77,233	
Other expenses	208,590	
Total Expenses		$ 82,142,772
Net Income		2,266,334
Member's Equity - Beginning of year		2,455,604
Distributions to Parent		(2,195,000)
Member's Equity - End of year		$ 2,526,938

The accompanying notes are an integral part of these financial statements.

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities		
Net Income		$ 2,266,334
Changes in operating assets and liabilities:		
12b-1 fees receivable	$ (345,704)	
Prepaid expenses	(6,230)	
Other receivables	(95,577)	
Due from related parties	(7,845)	
Other assets	(148)	
Accrued 12b-1 fees	1,390,264	
Accrued expenses	(561,244)	
Due to related parties	(542,928)	
Total Adjustments		(169,412)
Net Cash Provided by Operating Activities		2,096,922
Cash Used in Financing Activities		
Distributions to Parent		(2,195,000)
Net Decrease in Cash		(98,078)
Cash - Beginning of year		3,286,619
Cash - End of year		$ 3,188,541

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Foreside Fund Services, LLC (the "Company"), a limited liability company, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The Company serves as the distributor and principal underwriter for various investment companies (the "Funds"). Substantially all of the Company's revenues are earned from the Funds or from the Funds' advisors (collectively, the "Advisors"). In accordance with the structure of the Company, sales of the Funds' shares are executed by unaffiliated third party broker-dealers. The Company is also engaged in active distribution services, placement agent services and registered representative "only" registration services.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those amounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2016, the Company had no cash equivalents.

RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2016, the Company had not recorded an allowance for any potential non-collection as all receivables are deemed collectible.

OTHER ASSETS

Other assets represent the Company's clearing fund deposit at the National Securities Clearing Corporation ("NSCC"), as well as, seed capital contributed to mutual funds.

REVENUE RECOGNITION

The Company receives fees for distribution services and registered representative compliance services, which are recorded in accordance with the terms of the contractual agreements. Related expenses are recorded in the period that the revenues are recorded. Below are the primary sources of income for the Company and how they are addressed.

12b-1 fees are paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company and in accordance with the Funds' 12b-1 plan as adopted by the Funds' Board of Trustees. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly. The Company does not retain 12b-1 fees for profit; all 12b-1 fees are used to pay 12b-1 expenses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

Commissions are received on certain classes of the Funds' shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Commissions are also received from direct investments into the Funds; these amounts are used to pay distribution related activities of the Funds. Commissions also include amounts received from the Advisors or other third parties to compensate the Company who then compensates the registered representatives for the distribution of certain products. All activity is recorded as commission revenue and a corresponding cost under commission expense.

Administration fees consist primarily of fees invoiced to the Funds' Advisors for the provision of registered representative services to the Advisors. These fees are accrued monthly. Administration fees also include service agreement fees received by the Company for providing services (the "NSCC Services") to the Funds as a member of the NSCC. The Company provides NSCC Services to certain Funds for which the Company is not the principal underwriter. Administration fees also include wholesaling personnel services fees which are payments made by a Fund's Advisor, an unaffiliated third party, in accordance with a services agreement. The fees compensate the Company for wholesaling activities performed on behalf of the Fund. The wholesale payroll allocation expense consists of the personnel expenditures made by the Company in performing the service.

Distribution and underwriting fees are fees paid by the Funds' Advisors for providing ongoing management and oversight of distributor activities. These fees are accrued monthly.

Fees rebilled represent payments made by the Funds' Advisors to reimburse the Company for certain expenses incurred. These expenses include, but are not limited to, FINRA representative registration and advertising review fees.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

12B-1 EXPENSE

12b-1 expenses are predominantly payable to the dealer of record. 12b-1 fees not paid to the dealer of record are used to support other distribution related activities as allowed under the Funds' 12b-1 plan. 12b-1 related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

INCOME TAXES

The Company is organized as a limited liability company ("LLC") that has elected to be treated as a single member LLC under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to Foreside. Foreside is organized as an LLC that has elected to be treated as a partnership under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to its member and taxed at the member level.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 - Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

NOTE 3 - FAIR VALUE (CONTINUED)

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, accounts receivable and accounts payable.

The following is a summary of the inputs used to value other assets on the Statement of Financial Condition, at December 31, 2016:

	Level 1	Level 2	Level 3	Total
Other assets	$ 133 (a)	$ 9,181 (b)	$ -	$ 9,314

(a) Seed capital contributed to mutual funds.
(b) Clearing fund deposit at the NSCC.

There were no transfers between Levels 1, 2, and 3 as of December 31, 2016.

At December 31, 2016, the Company did not hold any Level 3 assets or liabilities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The financial statements have been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which are under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the cost of which is allocated to the Company. For the year ended December 31, 2016, these allocated expenses totaled $6,871,990, which are included in "Administrative service fee to related party" in the accompanying Statement of Income and Member's Equity. At December 31, 2016, amounts due to the related parties totaled $127,878, which is included in "Due to related parties" on the Statement of Financial Condition.

At December 31, 2016, "Due to related parties" also included $12,113, which resulted from revenue collected on behalf of its affiliates.

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

During the year ended December 31, 2016, the Company made capital distributions to the Parent totaling $2,195,000.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $773,636, which was $519,549 in excess of its minimum required net capital of $254,087. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 4.93 to 1.

The Company is a fund member of the NSCC which requires registered broker-dealers to have $50,000 in excess net capital over the minimum net capital requirement imposed by the SEC.

NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 7 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

CREDIT RISK

The Company maintains checking accounts in a financial institution. The accounts are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

LITIGATION

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

NOTE 8 - AGREEMENTS

The Company has Agreements with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements are generally for an initial two year term. Thereafter, if not terminated, the Agreements shall continue with respect to the Funds for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the Agreements. The Agreements are generally terminable without penalty, with 60 days' prior written notice, by the Funds' Board of Trustees or by the Company, in accordance with the terms of the Agreements. The Company has also entered into Distribution Services Agreements with the Advisors (the "Services Agreements") which continue in effect through the terms of the Agreements, and a Securities Activities and Services Agreement ("SASA") with the Advisors which, if not terminated, shall continue for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the SASA.

The Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries 12b-1 fees and shareholder services fees or commissions as outlined in their respective Dealer and Selling Group Member Agreements provided that the Company first receives such payments from the Funds.

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after period end through the date these financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure.

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

Net Capital		
Member's equity		$ 2,526,938
Deduction for Nonallowable Assets		
Prepaid expenses	$ 249,160	
Other receivables	1,487,096	
Due from related parties	7,845	
Other assets	9,181	
Total Nonallowable Assets		1,753,282
Haircut on other assets @ 15%		20
Net Capital		$ 773,636
Aggregate Indebtedness		$ 3,811,307
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000 minimum dollar net capital requirement)		$ 254,087
Excess Net Capital		$ 519,549
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement		$ 392,505
Ratio of Aggregate Indebtedness to Net Capital		4.93 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016.

See report of independent registered public accounting firm.

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (Exemption)

DECEMBER 31, 2016

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Foreside Fund Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Foreside Fund Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: subparagraph (k)(1) (the "exemption provisions") and (2) Foreside Fund Services, LLC stated that Foreside Fund Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Foreside Fund Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Foreside Fund Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

New York, NY
February 22, 2017

Marcum LLP ▫ 750 Third Avenue ▫ 11th Floor ▫ New York, New York 10017 ▫ **Phone** 212.485.5500 ▫ **Fax** 212.485.5501 ▫ **marcumllp.com**

Management's Exemption Report

To the Member of
Foreside Fund Services, LLC

As required by Rule 17a-5 of the Securities and Exchange Commission ("SEC"), Foreside Fund Services, LLC (the "Company") claims exemption under the exemptive provisions of SEC Rule 15c3-3 under subparagraph (k)(1). The Company met this exemption provision through the fiscal year ended December 31, 2016, without exception.

I, Weston Sommers, affirm that, to the best of my knowledge and belief, this Exemption Report pertaining to Foreside Fund Services, LLC as of and for the year ended December 31, 2016, is true and correct.

[signature] 2-22-17

Weston Sommers — Date
Financial and Operations Principal
Foreside Fund Services, LLC

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Foreside Fund Services, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Foreside Fund Services, LLC, and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Foreside Fund Services, LLC (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Foreside Fund Service, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting an over-accrual of $2,509;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Noted there was no overpayment applied to the current assessment when compared with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

New York, NY
February 22, 2017

Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

February 22, 2017

To Whom It May Concern,

Enclosed please find the Foreside Fund Services, LLC (CRD #46106) audited financial statements for the year ended December 31, 2016.

If you have any questions, please contact me at (207) 553-7129.

Very truly yours,

Weston Sommers
Financial and Operations Principal
Foreside Fund Services, LLC

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2016